Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew.zintel@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Fourth Quarter and
Fiscal Year 2006 Financial Results

Record Q4 and Fiscal 2006 Revenues of $24.3 Million and $89.0 Million, Respectively

Record Fiscal 2006 GAAP Net Income of $14.0 Million or $0.93 Per Diluted Share

Net Income of $16.3 Million or $1.08 Per Diluted Share Excluding FAS 123R Charges

CHICAGO and TEL AVIV, ISRAEL, January 22, 2007 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), the leader in Software DRM, identity management and content security solutions, today announced financial results for the fourth quarter and fiscal year ended December 31, 2006.

Revenues for the fourth quarter of 2006 increased 12 percent to a record $24.3 million from $21.8 million for the same period in 2005. Software DRM revenues for the fourth quarter increased 13 percent to $15.9 million from $14.1 million in the same period in 2005. Enterprise Security revenues for the fourth quarter of 2006 increased 10 percent to $8.4 million from $7.7 million in the same period in 2005.

Revenues for fiscal year 2006 were a record $89.0 million, an increase of 9 percent from the $81.8 million recorded for fiscal year 2005. Software DRM revenues for fiscal year 2006 were $60.6 million, an increase of 7 percent from the $56.6 million recorded in 2005. Enterprise Security revenues for fiscal year 2006 increased 13 percent to $28.5 million from $25.2 million in 2005.

Net income in accordance with Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2006 was $3.6 million, or $0.25 per basic share and $0.24 per diluted share, compared with GAAP net income of $3.9 million or $0.27 per basic share and $0.26 per diluted share in the fourth quarter of 2005. For the fiscal year 2006, GAAP net income was $14.0 million, or $0.96 per basic share and $0.93 per diluted share, as compared with net income of $12.4 million, or $0.89 per basic share and $0.85 per diluted share for fiscal year 2005.

Non-GAAP net income for the fourth quarter of 2006, excluding $0.5 million of stock-based compensation expense related to the Company’s adoption of Financial Accounting Standards No. 123R, was $4.2 million, or $0.28 per basic and diluted share (Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for reconciliation of GAAP financial information to non-GAAP). For the fiscal year 2006, non-GAAP net income was $16.3 million or $1.12 per basic share and $1.08 per diluted share, excluding stock-based compensation expense of $2.3 million.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, stated, “Aladdin finished 2006 strongly, delivering record revenues, EPS at the top end of our guidance range and strong operating cash flow. With changing but undiminished threats from piracy, malicious content and spam, overall demand for our leading-edge security solutions remained strong. To further strengthen our strategic and competitive positioning we are continuing to invest in research and development, expanding our global presence in new markets, such as India, and launching new products such as HASP SRM, announced today. Our ability to deliver innovative security solutions that protect digital assets and enable secure business positions us well for continued growth in 2007.”

Cash, cash equivalents and marketable securities totaled $90.9 million at December 31, 2006, up $13.7 million from $77.2 million reported at December 31, 2005, with no outstanding debt. The increase was driven by positive cash flow from operations of $14.5 million during 2006.

Financial and Operating Highlights

—	Record quarterly and annual revenues

—	Record annual GAAP net income

—	Cash flow from operating activities totaled $6.3 million in the fourth quarter and $14.5 million for the fiscal year 2006

—	Aladdin expanded its global presence by establishing a subsidiary in Mumbai, India to support its ongoing growth in the country

—	Awarded a European patent that significantly strengthens the intellectual property portfolio surrounding the Aladdin eSafe™ content security solution and its unique NitroInspection™ technology

Quarterly Product Highlights

—	Aladdin announced HASP Software DRM solutions to fully support applications designed for Microsoft Windows Vista™ operating system

—	Launched general availability of Aladdin eToken NG-OTP 2.0, the latest version of the Company’s award winning hybrid USB and OTP strong authentication solution. The new device significantly extends battery life and allows replacement of batteries in the tokens

—	(n)Code Solutions, one of India’s leading licensed certifying authorities, announced it had deployed tens of thousands of USB-based Aladdin eTokens to its customers, providing them with cost effective and secure identity management solutions

—	Virginia Tech selected USB-based Aladdin eTokens to begin its Secure Enterprise Technology Initiative aimed at providing the university with powerful security and easy implementation for fast–expanding use of Public Key Infrastructure throughout its campus. eToken’s multi platform support was an important factor in Virginia Tech’s selection process

—	Aladdin successfully deployed HASP and eToken solutions to police forces in numerous countries, including Benelux, Canada, Germany, Japan, United Kingdom and United States

—	Announced deployments of Aladdin’s eSafe SecureSurfing™ solution by several ISPs including:

■	BCSnet, one of South Africa’s largest ISPs, which is using the solution to provide its business and consumer customers with “clean pipe” Internet access

■	Grand County Internet Services (GCIS), the local ISP for Grand County, Colorado, which is using the solution to reduce spyware infections among GCIS customers and cut the number of support calls

■	Smile-Internet Gold, one of Israel’s largest ISPs, which was already deploying Aladdin’s eSafe SecureSurfing™ solution to provide “clean pipe”Internet access to consumers, expanded its deployment by also offering to its business customers

■	Transbeam, one of New York City’s leading ISPs for hotels and schools, began using the solution to offer its customers a first-of-its-kind security service that filters Web traffic prior to reaching end users

—	eSafe content security solution received three Checkmark certifications for Anti-Trojan, Gateway Anti-Spyware and Anti-Virus Protection from West Coast Labs, an independent organization which tests and validates the functionality and performance of information security products

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook
Based on a belief that Aladdin’s long-term financial performance is the better indicator of the success of the Company’s strategy and fundamental business model, rather than the variability of short-term results, Aladdin will be providing financial guidance going forward for a full fiscal year basis.

Based on current business activities and general economic conditions, Aladdin’s management believes revenues for fiscal year 2007 will be in the range of $95 million to $102 million. The Company reported $89 million in revenue in fiscal year 2006.

Fiscal year 2007 GAAP diluted earnings per share are expected to be in the range of $0.90 to $1.09, including a quarterly stock-based compensation expense of approximately $0.6 million. The Company reported GAAP diluted earnings per share of $0.93 in fiscal year 2006.

The Company undertakes no obligation to update its estimates.

Use of Non-GAAP Measures
This press release provides financial measures for net income, basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management’s and investors’ ability to evaluate the Company’s net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R by the Company effective January 1, 2006.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Earnings Teleconference
The Company will hold a teleconference today, January 22nd, at 9:00 a.m. EDT to discuss the quarterly and annual results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately ten minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone through 11:59 p.m. on January 29th by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 5422731. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems
Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), founded in 1985, is a global provider of security solutions. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software developers and publishers to protect their intellectual property, increase revenues through licensing, and reduce losses from software piracy. Aladdin’s Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (identity and password management) and what content their users can utilize (proactive content security). Aladdin has offices in 10 countries, a worldwide network of channel partners and holds numerous industry awards for innovation and reliability. For more information, please visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Income
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three month period ended December 31		Twelve month period ended December 31
	2006	2005	2006	2005

Revenues:
Software Security (DRM)	15,885	14,100	60,556	56,578
Enterprise Security	8,385	7,651	28,482	25,195

Total Revenues	24,270	21,751	89,038	81,773

Cost of revenues	5,851	4,862	20,013	16,971

Gross profit	18,419	16,889	69,025	64,802

Research & development	3,694	3,375	14,336	12,131
Selling & marketing	7,999	6,970	28,703	26,952
General & administrative	3,480	2,794	12,780	11,169
One time lawsuit charge	-	-	-	2,000

Total operating expenses	15,173	13,139	55,819	52,252

Operating income	3,246	3,750	13,206	12,550

Financial income, net	1,010	505	3,240	1,038
Other income (expenses)	63	(3)	284	14

Income before taxes	4,319	4,252	16,730	13,602

Taxes on income	704	371	2,699	1,246

Net Income	3,615	3,881	14,031	12,356

Basic earnings per share	0.25	0.27	0.96	0.89

Diluted earnings per share	0.24	0.26	0.93	0.85

Weighted average number of shares
outstanding for Basic EPS	14,645	14,436	14,596	13,899

Weighted average number of shares
outstanding for Diluted EPS	15,047	15,019	15,078	14,580

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	December 31,	December 31,
	2006	2005

Assets

Current assets:
Cash & cash equivalents	39,734	28,426
Marketable securities	51,147	48,815
Trade receivables, net of allowance for doubtful accounts	16,427	13,957
Other accounts receivable	7,801	4,676
Inventories	7,299	6,998

Total current assets	122,408	102,872

Severance pay fund	2,673	2,455

Fixed Assets, net	3,952	3,081

Other long-term assets, net	16,782	17,470

Total Assets	145,815	125,878

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	5,794	4,454
Deferred revenues	6,173	5,645
Other current liabilities	7,758	7,799

Total current liabilities	19,725	17,898

Accrued severance pay	3,441	3,243

Shareholders' Equity	122,649	104,737

Total Liabilities and Shareholders' Equity	145,815	125,878

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended December 31,		Twelve month period ended December 31,
	2006	2005	2006	2005

Cash flow from operating activities:

Net income	3,615	3,881	14,031	12,356
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	539	547	2,284	1,962
Decrease in trade and other receivables, net	(1,203)	(1,446)	(4,969)	(1,807)
Decrease (increase) in inventory	332	525	(96)	(1,277)
Increase in trade payables and accrued
liabilities	1,562	247	885	3,442
Other adjustments	1,489	230	2,384	(51)

Net cash provided by operating activities	6,334	3,984	14,519	14,625

Cash flow from investing activities:

Purchase of property and equipment	(876)	(517)	(2,696)	(2,303)

Proceeds from sale of property and equipment	95	-	95	34
Investment in available-for-sale marketable
securities	(6,500)	799	(6,500)	(40,465)
Proceeds from sales of available-for-sale
marketable securities	1,000	-	4,371	-
Investment in other companies	(250)	-	(1,100)	(850)
Proceeds from return on investment in other
companies	-	-	1,724	910

Net cash provided by (used in) investing
activities	(6,531)	282	(4,106)	(42,674)

Cash flow from financing activities:

Proceeds from exercise of options	248	241	835	485
Proceeds from issuance of shares, net	-	-	-	38,778

Net cash provided by financing activities	248	241	835	39,263

Effect of exchange rate on cash and cash
equivalents	(76)	105	60	(101)

Increase (decrease) in cash and cash equivalents	(25)	4,612	11,308	11,113

Cash and cash equivalents at the beginning of
the period	39,759	23,814	28,426	17,313

Cash and cash equivalents at the end of the
period	39,734	28,426	39,734	28,426

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three month period ended December 31,
	GAAP 2006	SFAS 123R Adjustment	Non-GAAP 2006	GAAP 2005

Revenues:
Software Security (DRM)	15,885		15,885	14,100
Enterprise Security	8,385		8,385	7,651

Total Revenues	24,270		24,270	21,751

Cost of revenues	5,851		5,851	4,862

Gross profit	18,419		18,419	16,889

Research & development	3,694	169	3,525	3,375
Selling & marketing	7,999	163	7,836	6,970
General & administrative	3,480	210	3,270	2,794

Total operating expenses	15,173	542	14,631	13,139

Operating income	3,246		3,788	3,750
Financial income, net	1,010		1,010	505
Other income (expenses)	63		63	(3)

Income before taxes	4,319		4,861	4,252

Taxes on income	704		704	371

Net income	3,615	542	4,157	3,881

Basic earnings per share	0.25		0.28	0.27

Diluted earnings per share	0.24		0.28	0.26

Weighted average number of shares
outstanding for Basic earnings per share	14,645		14,645	14,436

Weighted average number of shares
outstanding for Diluted earnings per
share	15,047		15,047	15,019

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Twelve month period ended December 31,
	GAAP 2006	SFAS 123R Adjustment	Non-GAAP 2006	GAAP 2005

Revenues:
Software Security (DRM)	60,556		60,556	56,578
Enterprise Security	28,482		28,482	25,195

Total Revenues	89,038		89,038	81,773

Cost of revenues	20,013		20,013	16,971

Gross profit	69,025		69,025	64,802

Research & development	14,336	666	13,670	12,131
Selling & marketing	28,703	717	27,986	26,952
General & administrative	12,780	872	11,908	11,169
One time lawsuit charge	-		-	2,000

Total operating expenses	55,819	2,255	53,564	52,252

Operating income	13,206		15,461	12,550
Financial income, net	3,240		3,240	1,038
Other income	284		284	14

Income before taxes	16,730		18,985	13,602

Taxes on income	2,699		2,699	1,246

Net income	14,031	2,255	16,286	12,356

Basic earnings per share	0.96		1.12	0.89

Diluted earnings per share	0.93		1.08	0.85

Weighted average number of shares
outstanding for Basic earnings per share	14,596		14,596	13,899

Weighted average number of shares
outstanding for Diluted earnings per
share	15,078		15,078	14,580